

April 27, 2009

Susan V. Sidwell, Esq.
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800

Re: Advocat, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed April 17, 2009
File No. 001-12996

Dear Ms. Sidwell:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Revised Preliminary Proxy Statement

General

1.   Please fill in the blanks in the proxy statement. You may bracket information that is subject to change.

2.   As you are aware, Bristol Investment Funds has filed a proxy statement and is soliciting in favor of its own alternative slate of directors in connection with this Annual Meeting. However, your revised proxy statement does not address the existence of the competing nominees and the solicitation being undertaken by Bristol. Please revise. Your amended disclosure should include a brief background discussion of the material contacts the company has had with Bristol Investment Fund, Ltd. as they relate to the current contested election. We note, for example, the letter dated March 17, 2009 addressed to Ms. Riddle from Bristol Investment Fund Ltd.

"Who is soliciting my proxy and who is paying the cost of solicitation…," page 1

3.   You disclose that proxies will be solicited by mail, telephonically, via the Internet, fax and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which websites you plan to utilize.

"Can I vote on other matters or submit a proposal to be considered at the meeting…", page 3

5.   You make reference to notice provided by a "certain shareholder" as to the shareholder's intent to contest the election of directors. Revise to identify Bristol Investment Fund Ltd.

6.   You disclose that "if any other matters are considered at the meeting and you vote to authorize the proxies to vote in their discretion…, [they] will have discretion to vote as they think best on such matters, in each case to the extent permitted under the Federal Securities Laws…" In addition, we note that you have included on the proxy card a space by which shareholders can grant you "blanket" authority to act "in your discretion … upon such other matters as may properly come before the meeting." Rule 14a-4(c) sets forth the parameters upon which the registrant as proxy holder may exercise discretionary authority with respect to matters not known within specified time limits before the meeting. Rule 14a-4(a)(3) requires the form of proxy to allow a specific vote upon each separate matter to be acted upon. Please revise the disclosure here and on the form of proxy, consistent with the limits set forth in Rule 14a-4(a) and (c).

<u>"Will my shares be voted if I do not sign and return my proxy form…", page 4</u>

7.   Given that the election of directors is contested, it is not apparent how brokers who have
not been provided with instructions on how to vote have the authority to vote the shares of
a shareholder for the election of directors "as they think best." Please revise or advise.

<u>"What happens if a nominee refuses or is unable to stand for election…," page 7</u>

8.   We note that you have reserved the right to vote for replacement nominees. Please revise
to provide the biographical information with respect to the substitute nominees that may
be invited to serve should the directors who have consented to be named and to serve if
elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not
confer the authority to vote for any person who is not a bona fide nominee.

<u>Form of Proxy Card</u>

9.   You include a "blanket" item on the form of proxy, where you solicit authority to act
upon any other business as may properly come before the meeting. However, since you
must specifically describe how the proxy will be voted and provide all of the information
required by Schedule 14A (other than those matters for which Rule 14a-4(c) confers
discretionary authority to act), this may inappropriate. See Rule 14a-4(a)(3). While you
may seek explicit authority to vote to adjourn the meeting to solicit additional proxies, it
appears the authority you seek is broader. Please advise or revise.

<u>Closing Information</u>

        Please amend the preliminary proxy statement in response to these comments. Clearly
and precisely mark the changes to the preliminary proxy statement effected by the amendment,
as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments
upon receipt of your amendment; therefore, please allow adequate time after the filing of the
amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our
comment letter and providing any supplemental information we have requested. You should
transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that
compliance with any of the above comments is inappropriate, provide a basis for such belief to
the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company is in possession of all facts relating to its
disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or in his absence, the undersigned at 202.551.3757.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions